June 1, 2010

Matt Maddox
Chief Financial Operations and Treasurer
c/o Wynn Resorts, Limited
3131 Las Vegas Boulevard South
Las Vegas, Nevada 89109

> **Re:** **Wynn Las Vegas, LLC**
> **Wynn Las Vegas Capital Corp.**
> **Registration Statement on Form S-4**
> **Filed May 6, 2010**
> **File No. 333-166563**

Dear Mr. Maddox:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note that you are registering the exchange notes in reliance on our position enunciated in *Exxon Capital Holdings Corp.*, SEC No-Action Letter (April 13, 1988). See also *Morgan Stanley & Co.*, SEC No-Action Letter (June 5, 1991) and *Shearman & Sterling,* SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the *Morgan Stanley* and *Shearman & Sterling* no-action letters.

Cover Page of Prospectus

2.   Please include the following representations on the cover page of the prospectus:

·   Each broker-dealer that receives new securities pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such securities;

·   If the broker-dealer acquired the old securities as a result of market making or other trading activities, such broker-dealer may use the prospectus for the exchange offer, as supplemented or amended, in connection with resales of the new securities; and

·   Broker-dealers who acquired the old securities directly from the issuer in the initial offering must, in the absence of an exemption, comply with the registration and prospectus delivery requirements of the Securities Act in connection with the secondary resales and cannot rely on the position of the staff enunciated in the *Exxon Capital* no-action letter.

Special Note Regarding Forward-Looking Statements, page ii

3.   The safe harbor for forwarding-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act. Therefore, please delete the reference to the safe harbor or state explicitly that the safe harbor protections it provides do not apply to statements made in connection with the offer.

Summary, page 1

The Exchange Offer, page 3

4.   Please confirm that the offer will be open for at least 20 full business days to ensure compliance with Rule 14e-1(a). Further, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

The Exchange Offer, page 94

5.   We note your reservation of the right to amend the terms of the offer. Please revise to indicate that, in the event of a material change in the offer, including the waiver of a material condition, you will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change.

Conditions to the Exchange Offer, page 98

6.   All offer conditions, except those related to the receipt of government regulatory approvals necessary to consummate the offer, must be satisfied or waived at or

before the expiration of the offer, not merely before acceptance of the outstanding notes for exchange. Please revise the language accordingly.

Part II – Information Not Required In Prospectus, page II-2

Exhibit 5.1 – Legality Opinion

7.   We note the following statements in the second paragraph on page 2 of the legal opinion: "[W]e have assumed that the parties, including the Issuers and Guarantors, had the power, corporate or other, to enter into and perform all the obligations thereunder and have also assumed the due authorization by all requisite action, corporate or other, and the execution and delivery by such parties of such documents….We have also assumed that each of the Issuers and the Guarantors has been duly organized and is validly existing in good standing, and has the requisite legal status and legal capacity . . . ." Please note that it is inappropriate to assume that which is readily ascertainable. Please have counsel revise the opinion accordingly or advise.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Erin E. Martin at (202) 551-3391 or me at (202) 551-3401 with any questions.

Sincerely,

Jennifer Gowetski
Senior Counsel

cc: Casey T. Fleck, Esq.
    Skadden, Arps, Slate, Meagher & Flom LLP
    Via facsimile (213) 687-5600